Exhibit 99(k)(2)

Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

FORM OF COMPLIANCE SERVICES AGREEMENT

AGREEMENT dated as of ___________, 2019 (the “Effective Date”) between

Arca U.S. Treasury Fund (the “Fund”), a Delaware statutory trust, and Cipperman Compliance Services, LLC (“CCS”), a Pennsylvania limited liability company.

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Fund is advised by Arca Capital Management, LLC (the “Adviser”);

WHEREAS, the Board of Directors of the Fund (the “Board”) is required to implement a compliance program pursuant to Rule 38a-1 (“Rule 38a-1”) of the 1940 Act including the designation of a chief compliance officer (the “CCO”);

WHEREAS, the Fund wishes to engage CCS to provide certain compliance services on behalf of the Fund;

WHEREAS, CCS wishes to provide such services to the Fund under the conditions set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, the Fund and CCS agree to the Terms and Conditions described in Exhibits A-D.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

ARCA U.S. TREASURY FUND

By
Name:
Title:

CIPPERMAN COMPLIANCE SERVICES, LLC

By
Name: Todd Cipperman
Title: Managing Member

Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Exhibit A

Services

Base Services (included in monthly fee):

1.	Chief Compliance Officer. We will designate a member of our staff (acceptable to the Board) to serve as Chief Compliance Officer pursuant to Rule 38a-1. The CCO will be responsible for administering the Fund’s policies and procedures, reporting to the Board, providing the annual written compliance report, and any other matters required of a CCO under the Investment Company Act.

2.	Policies and Procedures. We will proactively maintain and update the Fund’s compliance manual to reflect regulatory changes and changes to the Fund’s business. We will draft all policies and work with management and the Board to include all recommended revisions and changes. We will monitor the industry and regulatory developments and recommend changes to policies and procedures as appropriate.

3.	Certifications. We will ensure that all relevant personnel and service providers receive and understand the compliance policies and procedures, obtain certifications with respect thereto, and obtain quarterly compliance certifications.

4.	Annual Review. We will conduct the annual review of the adequacy and effectiveness of the policies and procedures of the Fund and the relevant service providers. Pursuant to Rule 38a-1(a)(4)(iii), the annual report will address (A) the operation of the policies and procedures of the fund and each investment adviser, principal underwriter, administrator, and transfer agent of the fund, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review…; and (B) each Material Compliance Matter (as defined in Rule 38a-1(e)(2)) that occurred since the date of the last report. The review will include a review of the policies and procedures, interviews of key personnel, obtaining certifications, conducting rolling site visits of service providers, reviewing internal and/or third party compliance and internal control reports, reviewing cited regulatory deficiencies and/or exam results, noting observed risks, and testing implementation. We will provide a detailed written report of our findings to the Board.

5.	Compliance Calendar. We will create, implement, and follow a detailed compliance calendar and project plan to ensure the timely completion of all compliance activities by all relevant parties.

6.	Advice, Guidance, and Support. We will provide unlimited real-time advice and guidance to management or the Board with respect to any compliance and regulatory question (up to 24 hours per year).

7.	Board Reporting. A representative from CCS (generally the CCO) will attend all Board meetings and report material compliance issues to the Board. We will also review certifications of various service providers and make a series of written compliance certifications.

Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

8.	On-Site Due Diligence. We will conduct an onsite due diligence review of the operations of the Adviser and other Rule 38a-1 service providers at least once every 24 months and conduct a phone due diligence for the interim fiscal years.

9.	Code of Ethics and Insider Trading. We will utilize our proprietary technology and process to manage all Code of Ethics and Insider Trading activities including pre-clearance and reviews of trading (up to 10 Access Persons).

10.	Regulatory Exams. We will provide support related to responding to regulatory exams conducted by the SEC. This will include assembling materials in response to requests, interfacing with the exam staff, and preparing a written response to deficiencies.

11.	Training. We will offer training sessions (up to 6 hours per year) on topics and to personnel designated by management or the Board.

Additional Services (not included in monthly fee):

-	Implementing operational procedures;
-	Training other than as described in Base Services;
-	Assisting with licensing requirements for individuals;
-	Conducting email reviews;
-	Responding to client inquiries or RFPs;
-	Reviewing fund marketing materials;
-	Providing regulatory advice and responding to internal inquiries in excess of the hours described in Base Services;
-	Utilizing third party technology (including manual) to manage the Code of Ethics processes;
-	A compliance review required within 6 months of the Effective Date;
-	Conducting initial reviews of Adviser or Sub-Advisers for Board approval;
-	Providing compliance services to affiliates;
-	Providing compliance services with respect to other jurisdictions, statutes, or regulations, other than as described herein;
-	Providing services before or after the Term hereof;
-	Providing services with respect to additional Funds or Sub-Advisers;
-	Providing services not described above under “Base Services;” and
-	Providing other compliance services as reasonably requested.

Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Exhibit B

Fees and Term

[FEE SCHEDULE OMITTED]

Certain identified information has been excluded from the exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Exhibit D

Addenda:

The term “Trust” shall be replaced with “Fund” for all purposes and the meanings and intents adjusted accordingly.

Internal Compliance Officer: Philip Liu, Esq.

Address for Notices:

Arca Funds

4151 Redwood Ave., Suite 206

Los Angeles, CA 90066